


SEC MAIL PROCESSING SECTION
RECEIVED
OCT 11 2007
WASH, D.C.
190

HOME FEDERAL

BANCORP, INC. OF LOUISIANA

2007 ANNUAL REPORT

TO SHAREHOLDERS

TABLE OF CONTENTS

PRESIDENT'S LETTER TO SHAREHOLDERS

To our Shareholders:

On behalf of the Board of Directors, senior management and staff of Home Federal, we are pleased to report to you on the financial performance of Home Federal Bancorp, Inc. of Louisiana for fiscal 2007.

In what has been a challenging year for many financial institutions, we have been pleased to continue to provide our quality financial services to Caddo and Bossier Parishes and neighboring communities in northwestern Louisiana where Home Federal Savings and Loan has operated since 1924. In recent years, the communities in which we operate have experienced significant growth and expansion. From April 1, 2000 to July 1, 2006, Bossier Parish saw an increase in population of 9.1% and Caddo Parish, increased 0.4%, as compared to the overall population of the state of Louisiana which has decreased 4.1% during the same period.

The economic outlook for our community is strong. We are expecting several new industries and utilities to invest in the Shreveport area in the near future including a steel component manufacturer and gas-fired power plant which are expected to bring several hundred new jobs. In November 2006, the US Air Force announced the creation of the Air Force Cyberspace Command at Barksdale Air Force base in Bossier City. We expect that the command center will have a significant impact on the local economy due to the high salaries associated with the engineering and technical consulting positions that will be created at the base and by its contractors.

The financial condition of Home Federal remained strong during fiscal 2007. While net income increased slightly by $2,355 from the prior fiscal year, our total loans increased $5.8 million and our total deposits increased $6.4 million in fiscal 2007 compared to the prior year. Challenges presented by the continued margin compression were largely responsible for the slight growth in our net income. Our average cost of funds in fiscal 2007 increased over 100 basis points from 2006. During that period, our average balance of certificates of deposit increased $4.1 million as compared to fiscal 2006.

We are committed to enhancing the value of our franchise for the shareholders of Home Federal. During fiscal 2007 we adopted our second stock repurchase program. As of June 30, 2007, we had repurchased a total of 171,756 shares since our initial public offering in January 2005. For the quarter ended September 30, 2005, we began paying dividends at a rate of $.05 per share which have been increased to $.06 per share. As we look to grow our business we will explore strategic opportunities that build upon our current foundation.

Fiscal 2008 promises to be both an exciting and a challenging year for us. Our Board of Directors, senior management and staff are ready for the potential and opportunity that lie ahead. We will continue to build upon the momentum to further position ourselves to leverage Home Federal Bancorp's strengths, and to seize upon new opportunities for increased profitability.

Thank you for the trust you have placed in us and your continued support.



Daniel R. Herndon
President and
Chief Executive Officer

Home Federal Bancorp, Inc. of Louisiana

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by the more detailed financial information contained elsewhere herein. You should read the consolidated financial statements and related notes contained in this Annual Report.

(Dollars in Thousands, except per share data)	At or For the Year Ended June 30,	
	2007	2006
Selected Financial and Other Data:		
Total assets	$118,785	$114,000
Cash and cash equivalents	3,972	4,930
Securities available for sale	83,752	83,694
Securities held to maturity	1,408	1,425
Loans receivable, net	26,689	20,866
Deposits	77,710	71,279
FHLB advances	12,368	13,417
Total Stockholders' Equity	27,812	28,539
Full service offices	3	3
Selected Operating Data:		
Total interest income	$ 6,590	$ 5,664
Total interest expense	3,448	2,433
Net interest income	3,142	3,231
Provision for loan losses	1	--
Net interest income after provision for loan losses	3,141	3,231
Total non-interest income	240	144
Total non-interest expense	2,417	2,414
Income before income taxes	964	961
Income taxes	327	327
Net income	$ 637	$ 634
Selected Operating Ratios(1):		
Average yield on interest-earning assets	5.69%	5.35%
Average rate on interest-bearing liabilities	3.84	2.98
Average interest rate spread(2)	1.85	2.37
Net interest margin(2)	2.71	3.05
Average interest-earning assets to average interest-bearing liabilities	128.93	129.49
Net interest income after provision for loan losses to non-interest expense	129.95	133.82
Total non-interest expense to average assets	2.00	2.14
Efficiency ratio(3)	71.49	71.53
Return on average assets	.53	.56
Return on average equity	2.13	2.10
Average equity to average assets	24.82	26.81
Asset Quality Ratios(4):		
Non-performing loans as a percent of total loans receivable(5)	.46%	--%
Non-performing assets as a percent of total assets(5)	.10	--
Allowance for loan losses as a percent of total loans receivable	.92	1.11
Net charge-offs to average loans receivable	--	--
Association Capital Ratios(4):		
Tangible capital ratio	22.79%	23.48%
Core capital ratio	22.79	23.48
Total capital ratio	80.63	87.78

(1) With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.

(2) Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3) The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.

(4) Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.

(5) Non-performing assets consist of non-performing loans at June 30, 2007 and 2006. Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due. Home Federal Savings and Loan did not have any real estate owned or troubled debt restructurings at June 30, 2007 or 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Our profitability depends primarily on our net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, investment securities and interest-earning deposits in other institutions, and interest expense on interest-bearing deposits and borrowings from the Federal Home Loan Bank of Dallas. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. Our profitability also depends, to a lesser extent, on non-interest income, provision for loan losses, non-interest expenses and federal income taxes. Home Federal Bancorp, Inc. of Louisiana had net income of $637,000 in fiscal 2007 and $634,000 in fiscal 2006.

Historically, our business has consisted primarily of originating single-family real estate loans secured by property in our market area. Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction, commercial business and consumer loans. Our loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook accounts. The combination of these factors has resulted in low interest rate spreads and returns on equity. Due to the low interest rate environment, a significant amount of our loans have been refinanced in recent years. Rather than reinvest the proceeds from these refinancings in long-term, low yielding loans, we have invested in marketable securities in order to position ourselves more favorably for a rising interest rate environment. Because investment securities generally yield less than loans, however, our net interest margin has been further pressured and our net interest income has remained stable at $3.1 million for fiscal 2007 and $3.2 million for fiscal 2006. Although we may attempt to diversify into greater consumer and commercial lending in the future in order to improve the yield on our portfolio, we presently anticipate that our lending business will continue to consist primarily of originating single-family mortgages funded through deposits.

Home Federal Bancorp's operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond our control.

Forward-Looking Statements Are Subject to Change

We make certain statements in this document as to what we expect may happen in the future. These statements usually contain the words "believe," "estimate," "project," "expect," "anticipate," "intend" or similar expressions. Because these statements look to the future, they are based on our current expectations and beliefs. Actual results or events may differ materially from those reflected in the forward-looking statements. You should be aware that our current expectations and beliefs as to future events are subject to change at any time, and we can give you no assurances that the future events will actually occur.

Critical Accounting Policies

In reviewing and understanding financial information for Home Federal Bancorp, you are encouraged to read and understand the significant accounting policies used in preparing our consolidated financial statements. These policies are described in Note 1 of the notes to our consolidated financial statements included in this Annual Report. Our accounting and financial reporting policies conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the consolidated financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results. These policies require numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations which may significantly affect our reported results and financial condition for the period or in future periods.

Allowance for Loan Losses. We have identified the evaluation of the allowance for loan losses as a critical accounting policy where amounts are sensitive to material variation. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will cover known and inherent losses in the loan portfolio, based on evaluations of the collectibility of loans. The evaluations take into consideration such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, estimated losses relating to specifically identified loans, and current economic conditions. This evaluation is inherently subjective as it requires material estimates including, among others, exposure at default, the amount and timing of expected future cash flows on impacted loans, value of collateral, estimated losses on our commercial and residential loan portfolios and general amounts for historical loss experience. All of these estimates may be susceptible to significant change.

While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. Historically, our estimates of the allowance for loan loss have not required significant adjustments from management's initial estimates. In addition, the Office of Thrift Supervision, as an integral part of their examination processes, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require the recognition of adjustments to the allowance for loan losses based on their judgment of information available to them at the time of their examinations. To the extent that actual outcomes differ from management's estimates, additional provisions to the allowance for loan losses may be required that would adversely impact earnings in future periods.

Changes in Financial Condition

Home Federal Bancorp's total assets increased $4.8 million, or 4.2%, to $118.8 million at June 30, 2007 compared to $114.0 million at June 30, 2006. This increase was primarily due to an increase in loans receivable and held-for-sale of $5.8 million and partially offset by a decrease in cash and cash equivalents of $958,000 compared to the prior year period.

Loans receivable, net increased $4.3 million, or 20.6%, from $20.9 million at June 30, 2006 to $25.2 million at June 30, 2007. The increase in loans receivable, net was attributable primarily to an increase in one-to-four family residential loans of $3.0 million, and an increase in home equity and second mortgage loans of $1.2 million.

Cash and cash equivalents decreased $958,000, or 18.3%, from $4.9 million at June 30, 2006 to $4.0 million at June 30, 2007. Securities available for sale remained stable from June 30, 2006 to June 30, 2007 at $83.7 million.

During the past two years, we have experienced significant loan prepayments due to the heavy volume of loan refinancing. However, when interest rates were at their cyclical lows, management was reluctant to invest in long-term, fixed rate mortgage loans for portfolio and instead sold the majority of the long-term, fixed rate mortgage loan production. We have attempted to strengthen our interest-rate risk position and favorably structure our balance sheet to take advantage of a rising rate environment by purchasing investment securities classified as available for sale.

Total liabilities increased $5.5 million, or 6.4%, from $85.5 million at June 30, 2006 to $91.0 million at June 30, 2007 due primarily to an increase in deposits of $6.4 million over the prior year period, partially offset by a decrease of $1.0 million, or 7.5%, in FHLB advances. The increase in deposits was attributable primarily to increases in our Certificates of Deposit as well as increases in non-interest bearing and NOW accounts, partially offset by decreases in money market and passbook savings accounts. Certificates of Deposit increased $6.0 million, or 10.5%, from $57.0 million at June 30, 2006 to $63.0 million at June 30, 2007.

Stockholders' equity decreased $727,000, or 2.5%, to $27.8 million at June 30, 2007 due primarily to treasury stock acquisitions for fiscal 2007 of $1.6 million, partially offset by accumulated comprehensive income of $275,000 and net income of $637,000. The change in accumulated other comprehensive income was primarily due to the change in net unrealized loss on securities available for sale due to recent minor declines in interest rates. The net unrealized loss on securities available for sale is affected by interest rate fluctuations. Generally, an increase in interest rates will have an adverse impact while a decrease in interest rates will have a positive impact.

Average Balances, Net Interest Income, and Yields Earned and Rates Paid. The following table shows for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Tax-exempt income and yields have not been adjusted to a tax-equivalent basis. All average balances are based on monthly balances. Management does not believe that the monthly averages differ significantly from what the daily averages would be.

		Year Ended June 30,					
		2007			2006		
	Yield/Rate at June 30, 2007	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
		(Dollars in Thousands)					
Interest-earning assets:							
Investment securities	5.08%	$ 86,552	$ 4,550	5.26%	$ 80,734	$4,039	5.00%
Loans receivable	6.83	23,680	1,739	7.34	20,141	1,420	7.05
Interest-earning deposits	5.24	5,633	301	5.35	4,936	205	4.15
Total interest-earning assets	5.49%	115,865	6,590	5.69%	105,811	5,664	5.35%
Non-interest-earning assets		4,875			6,774		
Total assets		$ 120,740			$112,585		
Interest-bearing liabilities:							
Savings accounts	.50%	$ 4,630	23	.49%	$ 5,009	24	.48%
NOW accounts	.15	6,983	15	.21	7,597	16	.21
Money market accounts	.40	3,030	12	.40	3,516	14	.40
Certificate accounts	4.74	60,344	2,710	4.49	56,269	2,054	3.65
Total deposits	3.77	74,987	2,760	3.68	72,391	2,108	2.91
FHLB advances	4.68	14,883	688	4.63	9,320	325	3.49
Total interest-bearing liabilities	3.89%	89,870	$ 3,448	3.84%	81,711	$2,433	2.98%
Non-interest-bearing liabilities		899			688		
Total liabilities		90,769			82,399		
Total Stockholders' Equity(1)		29,971			30,186		
Total liabilities and equity		$120,740			$112,585		
Net interest-earning assets		$ 25,995			$ 24,100		
Net interest income; average interest rate spread(2)			$ 3,142	1.85%		$3,231	2.37%
Net interest margin(3)				2.71%			3.05%
Average interest-earning assets to average interest-bearing liabilities				128.93%			129.49%

(1) Includes retained earnings and accumulated other comprehensive loss.

(2) Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities.

(3) Net interest margin is net interest income divided by net average interest-earning assets.

Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Home Federal Bancorp's interest income and interest expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by current year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	2007 vs. 2006			2006 vs. 2005		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Rate	Volume	(Decrease)	Rate	Volume	(Decrease)
	(In Thousands)					
Interest income:						
Investment securities	$220	$291	$511	$225	$455	$680
Loans receivable, net	69	250	319	44	(192)	(148)
Interest-earning deposits	67	29	96	79	(11)	68
Total interest-earning assets	356	570	926	348	252	600
Interest expense:						
Savings accounts	1	(2)	(1)	(1)	(2)	(3)
NOW accounts	--	(1)	(1)	--	3	3
Money market accounts	--	(2)	(2)	--	(3)	(3)
Certificate accounts	507	149	656	248	95	343
Total deposits	508	144	652	247	93	340
FHLB advances	169	194	363	37	26	63
Total interest-bearing liabilities	677	338	1,015	284	119	403
(Decrease) Increase in net interest income	$(321)	$232	$ (89)	$ 64	$ 133	$ 197

Comparison of Operating Results for the Years Ended June 30, 2007 and 2006

General. Net income amounted to $637,000 for the year ended June 30, 2007, an increase of $3,000 compared to net income of $634,000 for the year ended June 30, 2006. This increase was due to an increase in non-interest income, partially offset by a decrease in net interest income and an increase in non-interest expense.

Net Interest Income. Net interest income amounted to $3.1 million for fiscal year 2007 compared to $3.2 million for fiscal year 2006.

The average interest rate spread declined from 2.37% for fiscal 2006 to 1.85% for fiscal 2007 while the average balances of net interest-earning assets increased from $24.1 million to $26.0 million during the same periods. The percentage of average interest-earning assets to average interest-bearing liabilities decreased to 128.93% for fiscal 2007 compared to 129.49% for fiscal 2006. The decrease in the average interest rate spread reflects the low interest rate environment and management's decision to temporarily invest in lower rate securities available for sale rather than long-term, fixed rate residential mortgage loans. Additionally, Home Federal Bancorp's average cost of funds increased 114 basis points in fiscal 2007 compared to fiscal 2006 as the Federal Reserve was aggressively raising short-term rates. Competition for deposits in our market area led us to increase the average rates paid on certificates of deposit 84 basis points in fiscal 2007 compared to fiscal 2006. Net interest margin declined to 2.71% in fiscal 2007 compared to 3.05% for fiscal 2006.

Interest income increased $926,000, or 16.3%, to $6.6 million for fiscal 2007 compared to fiscal 2006. Such increase was primarily due to an increase in the average yield on all interest earning assets and an increase in the average balance of all interest earning assets. The increase in average yields on interest earning assets reflects rising interest rates in general during fiscal 2007. The increase in the average balance of investment securities was due to the redeployment of proceeds from payment and prepayment of loans, largely as a result of refinancing and loan sales, and the investment of such funds in investment securities classified as available-for-sale. The increase in the average balance of loans receivable was primarily due to the purchase of mortgage loans originated by a third party mortgage company. Our agreement with the mortgage company provides that they will retain servicing and are required to repurchase such loans if they are not performing according to their terms.

Interest expense increased $1.0 million, or 41.8%, to $3.4 million for fiscal 2007 compared to fiscal 2006 primarily as a result of an increase in the average rate paid and average balance of certificate accounts and an increase in average Federal Home Loan Bank borrowings and the average cost of such borrowings.

Provision for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to earnings as losses are estimated to have occurred in our loan portfolio. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of the underlying collateral and prevailing economic conditions. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information or events, it is probable that we will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. When a loan is impaired, the measurement of such impairment is based upon the fair value of the collateral of the loan. If the fair value of the collateral is less than the recorded investment in the loan, we will recognize the impairment by creating a valuation allowance with a corresponding charge against earnings.

An allowance is also established for uncollectible interest on loans classified as substandard. Substandard loans are those loans which are in excess of ninety days delinquent. The allowance is established by a charge to interest income equal to all interest previously accrued and income is subsequently recognized only to the extent that cash payments are received. When, in management's judgment, the borrower's ability to make interest and principal payments is back to normal, the loan is returned to accrual status.

A minimal provision was made to the allowance in fiscal 2007. No provision was made to the allowance in fiscal 2006 because the allowance was maintained at a level believed, to the best of management's knowledge, to cover all known and inherent losses in the loan portfolio, both probable and reasonable.

Non-Interest Income. Non-interest income amounted to $240,000 for the year ended June 30, 2007, an increase of $95,000, or 65.5%, compared to non-interest income of $145,000 for the year ended June 30, 2006. Such increase was due to a $116,000 increase in gain on sale of securities, partially offset by a $21,000 decrease in gain on sale of loans. The decrease in gain on sale of loans was due to a decrease in originations of long-term, fixed rate residential loans for sale.

Non-Interest Expense. Non-interest expense remained stable at $2.4 million for fiscal 2007 and 2006.

Provision For Income Tax Expense. The provision for income taxes amounted to $327,000 for both the fiscal years ended June 30, 2007 and 2006. The Company's effective tax rate was 33.9% for both fiscal 2007 and 2006.

Exposure to Changes in Interest Rates

The Company's ability to maintain net interest income depends upon our ability to earn a higher yield on interest-earning assets than the rates we pay on deposits and borrowings. The Company's interest-earning assets consist primarily of securities available-for-sale and long-term residential mortgage loans which have fixed rates of interest. Consequently, our ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise. Although long-term, fixed-rate mortgage loans made up a significant portion of our interest-earning assets at June 30, 2007, we sold a substantial amount of our loans and maintained a significant portfolio of securities available-for-sale during the past few years in order to better position Home Federal Bancorp for a rising rate environment. At June 30, 2007 and 2006, securities available-for-sale amounted to $83.8 million and $83.7 million, respectively, or 70.6% and 73.4%, respectively, of total assets at such dates. Although this asset/liability management strategy has adversely impacted short-term net income, it provides us with greater flexibility to reinvest such assets in higher-yielding single-family, consumer and commercial business loans in a rising interest rate environment.

Quantitative Analysis. The Office of Thrift Supervision provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity. Management reviews the quarterly reports from the Office of Thrift Supervision which show the impact of changing interest rates on net portfolio value. Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts.

Net Portfolio Value. Our interest rate sensitivity is monitored by management through the use of a model which internally generates estimates of the change in our net portfolio value ("NPV") over a range of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The following table sets forth our NPV as of June 30, 2007.

Change in Interest Rates In Basis Points (Rate Shock)	Net Portfolio Value			NPV as % of Portfolio Value of Assets	
	Amount	$ Change	% Change	NPV Ratio	Change
			(Dollars in Thousands)		
300	$16,477	$(11,319)	(40.72)%	15.47%	(7.47)%
200	20,345	(7,451)	(26.81)	18.26	(4.68)
100	24,147	(3,650)	(13.13)	20.76	(2.18)
Static	27,796	--	--	22.94	--
(100)	30,959	3,162	11.38	24.65	1.71
(200)	33,018	5,221	18.78	25.59	2.65

Qualitative Analysis. Our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates. Our fixed-rate loans generally are profitable if interest rates are stable or declining since these loans have yields that exceed our cost of funds. If interest rates increase, however, we would have to pay more on our deposits and new borrowings, which would adversely affect our interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, we have underwritten our mortgage loans to allow for their sale in the secondary market. Total loan originations amounted to $18.5 million and $17.4 million for fiscal 2007 and 2006, respectively, while loans sold amounted to $12.4 million and $2.9 million during the same respective periods. More significantly, we have invested excess funds from loan payments and prepayments and loan sales in investment securities classified as available for sale. As a result, Home Federal Bancorp is not as susceptible to rising interest rates as it would be if its interest-earning assets were primarily comprised of long-term fixed rate mortgage loans. With respect to its floating or adjustable rate loans, Home Federal Bancorp writes interest rate floors and caps into such loan documents. Interest rate floors limit our interest rate risk by limiting potential decreases in the interest yield on an adjustable rate loan to a certain level. As a result, we receive a minimum yield even if rates decline farther and the interest rate on the particular loan would otherwise adjust to a lower amount. Conversely, interest rate ceilings limit the amount by which the yield on an adjustable rate loan may increase to no more than six percentage points over the rate at the time of origination. Finally, we intend to place a greater emphasis on shorter-term consumer loans and commercial business loans in the future.

Liquidity and Capital Resources

Home Federal Bancorp maintains levels of liquid assets deemed adequate by management. Our liquidity ratio averaged 97.13% for the quarter ended June 30, 2007. We adjust our liquidity levels to fund deposit outflows, repay our borrowings and to fund loan commitments. We also adjust liquidity as appropriate to meet asset and liability management objectives.

Our primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, loan sales and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. We set the interest rates on our deposits to maintain a desired level of total deposits. In addition, we invest excess funds in short-term interest-earning accounts and other assets, which provide liquidity to meet lending requirements. Our deposit accounts with the Federal Home Loan Bank of Dallas amounted to $21,000 and $1.4 million at June 30, 2007 and 2006, respectively.

A significant portion of our liquidity consists of securities classified as available-for-sale and cash and cash equivalents. Our primary sources of cash are net income, principal repayments on loans and mortgage-backed securities and increases in deposit accounts. If we require funds beyond our ability to generate them internally, we have borrowing agreements with the Federal Home Loan Bank of Dallas which provide an additional source of funds. At June 30, 2007, we had $12.4 million in advances from the Federal Home Loan Bank of Dallas and had $81.7 million in additional borrowing capacity.

At June 30, 2007, the Company had outstanding loan commitments of $2.1 million to originate loans. At June 30, 2007, certificates of deposit scheduled to mature in less than one year, totaled $38.1 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case. In addition, the cost of such deposits could be significantly higher upon renewal, in a rising interest rate environment. We intend to utilize our high levels of liquidity to fund our lending activities. If additional funds are required to fund lending activities, we intend to sell our securities classified as available-for-sale as needed.

Home Federal Savings and Loan is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 3.0% and 8.0%, respectively. At June 30, 2007, Home Federal Savings and Loan exceeded each of its capital requirements with ratios of 22.79%, 22.79% and 80.63%, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by Securities and Exchange Commission rules, and have not had any such arrangements during the two years ended June 30, 2007. See Notes 8 and 15 to the Notes to Consolidated Financial Statements contained in this Annual Report.

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein regarding Home Federal Bancorp have been prepared in accordance with accounting principles generally accepted in the United States of America which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on Home Federal Bancorp's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

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LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Home Federal Bancorp, Inc.
of Louisiana and Subsidiary
Shreveport, Louisiana

We have audited the accompanying consolidated balance sheets of Home Federal Bancorp, Inc. of Louisiana (the Company) and its wholly-owned subsidiary as of June 30, 2007 and 2006, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Home Federal Bancorp, Inc. of Louisiana and its wholly-owned subsidiary, Home Federal Savings and Loan Association, as of June 30, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

LaPorte, Sehrt, Romig & Hand

A Professional Accounting Corporation

Metairie, Louisiana
September 12, 2007

HOME FEDERAL BANCORP, INC. OF LOUISIANA
AND SUBSIDIARY
Consolidated Balance Sheets
June 30, 2007 and 2006

	2007	2006
	(In Thousands)	
Assets		
Cash and Cash Equivalents (Includes Interest-Bearing Deposits with Other Banks of $3,025 and $4,184 for 2007 and 2006, respectively)	$ 3,972	$ 4,930
Securities Available-for-Sale	83,752	83,694
Securities Held-to-Maturity	1,408	1,425
Loans Held-for-Sale	1,478	-
Loans Receivable, Net	25,211	20,866
Accrued Interest Receivable	499	465
Premises and Equipment, Net	923	948
Deferred Tax Asset	1,476	1,597
Other Assets	66	75
Total Assets	$ 118,785	$ 114,000
Liabilities and Stockholders' Equity		
Liabilities		
Deposits	$ 77,710	$ 71,279
Advances from Borrowers for Taxes and Insurance	196	219
Advances from Federal Home Loan Bank of Dallas	12,368	13,417
Other Accrued Expenses and Liabilities	699	546
Total Liabilities	90,973	85,461
Equity		
Preferred Stock - No Par Value; 2,000,000 Shares Authorized; None Issued and Outstanding	-	-
Common Stock - $.01 Par Value; 8,000,000 Shares Authorized; 3,558,958 Shares Issued; 3,387,202 Shares Outstanding at June 30, 2007 and 3,538,258 Shares Outstanding at June 30, 2006	14	14
Additional Paid-In Capital	13,509	13,445
Treasury Stock, at Cost - 171,756 Shares at June 30, 2007; 20,700 Shares at June 30, 2006	(1,771)	(211)
Unearned ESOP Stock	(997)	(1,054)
Unearned RRP Trust Stock	(551)	(688)
Retained Earnings	20,449	20,149
Accumulated Other Comprehensive Loss	(2,841)	(3,116)
Total Stockholders' Equity	27,812	28,539
Total Liabilities and Stockholders' Equity	$ 118,785	$ 114,000

HOME FEDERAL BANCORP, INC. OF LOUISIANA
AND SUBSIDIARY
Consolidated Statements of Income
Years Ended June 30, 2007 and 2006

	2007	2006
(In Thousands, Except Per Share Data)		
Interest Income		
Loans, Including Fees	$ 1,739	$ 1,420
Investment Securities	285	338
Mortgage-Backed Securities	4,265	3,701
Other Interest-Earning Assets	301	205
Total Interest Income	6,590	5,664
Interest Expense		
Deposits	2,760	2,108
Federal Home Loan Bank Borrowings	688	325
Total Interest Expense	3,448	2,433
Net Interest Income	3,142	3,231
Provision for Loan Losses	1	-
Net Interest Income after Provision for Loan Losses	3,141	3,231
Non-Interest Income		
Gain on Sale of Loans	3	24
Gain on Sale of Securities	168	52
Other Income	69	69
Total Non-Interest Income	240	145
Non-Interest Expense		
Compensation and Benefits	1,487	1,486
Occupancy and Equipment	178	178
Data Processing	73	80
Audit and Examination Fees	142	140
Advertising	36	51
Deposit Insurance Premiums	9	9
Legal Fees	66	94
Franchise and Bank Shares Tax	158	89
Other Expense	268	288
Total Non-Interest Expense	2,417	2,415
Income Before Income Taxes	964	961
Provision for Income Tax Expense	327	327
Net Income	$ 637	$ 634
Earnings Per Share		
Basic	$ 0.19	$ 0.19
Diluted	$ 0.19	$ 0.19

HOME FEDERAL BANCORP, INC. OF LOUISIANA
AND SUBSIDIARY
Consolidated Statements of Comprehensive Income (Loss)
Years Ended June 30, 2007 and 2006

	2007	2006
	(In Thousands)	
Net Income	**$ 637**	$ 634
Other Comprehensive Income (Loss), Net of Tax		
Unrealized Holding Gains (Losses) Arising During the Period	**496**	(3,328)
Reclassification Adjustment for Gains included in Net Income	**(221)**	(97)
Total Other Comprehensive Income (Loss)	**275**	(3,425)
Total Comprehensive Income (Loss)	**$ 912**	$ (2,791)

HOME FEDERAL BANCORP, INC. OF LOUISIANA
AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders' Equity
Years Ended June 30, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Unearned ESOP Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Unearned RRP Trust Stock	Treasury Stock	Total Stockholders' Equity
				(In Thousands)				
Balance - July 1, 2005	$ 14	$ 13,391	$ (1,111)	$ 19,828	$ 309	$ -	$ -	$ 32,431
ESOP Compensation Earned	-	-	57	-	-	-	-	57
Acquisition of RRP Trust Stock	-	-	-	-	-	(688)	-	(688)
Dividends Paid	-	-	-	(313)	-	-	-	(313)
Stock Options Vested	-	54	-	-	-	-	-	54
Acquisition of Treasury Stock	-	-	-	-	-	-	(211)	(211)
Net Income	-	-	-	634	-	-	-	634
Other Comprehensive Loss, Net of Applicable Deferred Income Taxes	-	-	-	-	(3,425)	-	-	(3,425)
Balance - June 30, 2006	14	13,445	(1,054)	20,149	(3,116)	(688)	(211)	28,539
ESOP Compensation Earned	-	2	57	-	-	-	-	59
Distribution of RRP Trust Stock	-	-	-	-	-	137	-	137
Dividends Paid	-	-	-	(337)	-	-	-	(337)
Stock Options Vested	-	62	-	-	-	-	-	62
Acquisition of Treasury Stock	-	-	-	-	-	-	(1,560)	(1,560)
Net Income	-	-	-	637	-	-	-	637
Other Comprehensive Income, Net of Applicable Deferred Income Taxes	-	-	-	-	275	-	-	275
Balance - June 30, 2007	$ 14	$ 13,509	$ (997)	$ 20,449	$ (2,841)	$ (551)	$ (1,771)	$ 27,812

See accompanying notes to consolidated financial statements.

HOME FEDERAL BANCORP, INC. OF LOUISIANA
AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years Ended June 30, 2007 and 2006

	2007	2006
	(In Thousands)	
Cash Flows from Operating Activities		
Net Income	$ 637	$ 634
Adjustments to Reconcile Net Income to Net Cash (Used in) Provided by Operating Activities		
Net Amortization and Accretion on Securities	(168)	(96)
Amortization of Deferred Loan Fees	(17)	(45)
Provision for Loan Losses	1	-
Depreciation of Premises and Equipment	61	68
Gain on Sale of Securities	(168)	(52)
ESOP Compensation Expense	59	57
Deferred Income Tax (Benefit)	(21)	(18)
Stock Option Expense	62	54
Recognition and Retention Plan Expense	134	122
Changes in Assets and Liabilities		
Origination and Purchase of Loans Held-for-Sale	(13,835)	(2,896)
Sale and Principal Repayments of Loans Held-for-Sale	12,356	2,966
Accrued Interest Receivable	(34)	(29)
Other Operating Assets	11	(16)
Other Operating Liabilities	156	100
Net Cash (Used in) Provided by Operating Activities	(766)	849
Cash Flows from Investing Activities		
Loan Originations and Principal Collections, Net	1,459	2,688
Purchases of Loans	(5,797)	-
Deferred Loan Fees Collected	10	65
Acquisition of Premises and Equipment	(37)	(491)
Activity in Available-for-Sale Securities		
Proceeds from Sales of Securities	19,086	3,378
Proceeds from Maturity of Securities	2,000	-
Principal Payments on Mortgage-Backed Securities	10,977	11,998
Purchases	(31,378)	(28,353)
Activity in Held-to-Maturity Securities		
Principal Payments on Mortgage-Backed Securities	155	207
Purchases	(130)	(17)
Net Cash Used in Investing Activities	(3,655)	(10,525)

See accompanying notes to consolidated financial statements.

HOME FEDERAL BANCORP, INC. OF LOUISIANA
AND SUBSIDIARY
Consolidated Statements of Cash Flows (Continued)
Years Ended June 30, 2007 and 2006

	2007	2006
	(In Thousands)	
Cash Flows from Financing Activities		
Net Increase in Deposits	**6,431**	1,284
Proceeds from Advances from Federal Home Loan Bank	**7,250**	8,025
Repayment of Advances from Federal Home Loan Bank	**(8,299)**	(2,833)
Dividends Paid	**(337)**	(313)
Acquisition of Recognition and Retention Plan Stock	**-**	(688)
Acquisition of Treasury Stock	**(1,560)**	(211)
Net (Decrease) Increase in Mortgage-Escrow Funds	**(22)**	49
Net Cash Provided by Financing Activities	**3,463**	5,313
Net Decrease in Cash and Cash Equivalents	**(958)**	(4,363)
Cash and Cash Equivalents, Beginning of Year	**4,930**	9,292
Cash and Cash Equivalents, End of Year	**$ 3,972**	$ 4,930
Supplementary Cash Flow Information		
Interest Paid on Deposits and Borrowed Funds	**$ 3,439**	$ 2,373
Income Taxes Paid	**352**	361
Market Value Adjustment for Gain (Loss) on Securities Available-for-Sale	**417**	(5,190)

See accompanying notes to consolidated financial statements.

Note 1. Summary of Accounting Policies

Nature of Operations

On January 18, 2005, Home Federal Savings and Loan Association (the Association) completed its reorganization to the mutual holding company form of organization and formed Home Federal Bancorp, Inc. of Louisiana (the Company) to serve as the stock holding company for the Association. In connection with the reorganization, the Company sold 1,423,583 shares of its common stock in a subscription and community offering at a price of $10.00 per share. The Company also issued 60% of its outstanding common stock in the reorganization to Home Federal Mutual Holding Company of Louisiana, or 2,135,375 shares.

The Association is a federally chartered, stock savings and loan association and is subject to federal regulation by the Federal Deposit Insurance Corporation and the Office of Thrift Supervision. The Association provides financial services to individuals, corporate entities and other organizations through the origination of loans and the acceptance of deposits in the form of passbook savings, certificates of deposit, and demand deposit accounts. Services are provided by three offices, all of which are located in Shreveport, Louisiana.

The Association is subject to competition from other financial institutions, and is also subject to the regulations of certain Federal and State agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Home Federal Savings and Loan Association. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the Consolidated Balance Sheets and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the allowance for loan losses.

Significant Group Concentrations of Credit Risk

Most of the Company's activities are provided to customers of the Association by three offices, all of which are located in the City of Shreveport, Louisiana. The area served by the Association is primarily the Shreveport-Bossier City metropolitan area; however, loan and deposit customers are found dispersed in a wider geographical area covering much of northwest Louisiana.

Note 1. Summary of Accounting Policies (Continued)

Cash and Cash Equivalents
For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, balances due from banks, and federal funds sold, all of which mature within ninety days.

At June 30, 2007 and 2006, cash and cash equivalents consisted of the following:

	2007	2006
	(In Thousands)	
Cash on Hand	$ 198	$ 229
Demand on Deposits at Other Institutions	770	1,935
Federal Funds Sold	3,004	2,766
	$ 3,972	$ 4,930

Securities
The Company classifies its debt and equity investment securities into one of three categories: held-to-maturity, available-for-sale, or trading. Investments in non-marketable equity securities and debt securities, in which the Company has the positive intent and ability to hold to maturity, are classified as held-to-maturity and carried at amortized cost. Investments in debt securities that are not classified as held-to-maturity and marketable equity securities that have readily determinable fair values are classified as either trading or available-for-sale securities.

Securities that are acquired and held principally for the purpose of selling in the near term are classified as trading securities. Investments in securities not classified as trading or held-to-maturity are classified as available-for-sale.

Trading account and available-for-sale securities are carried at fair value. Unrealized holding gains and losses on trading securities are included in earnings while net unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the term of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans Held for Sale
Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Note 1. Summary of Accounting Policies (Continued)

Loans

Loans receivable are stated at unpaid principal balances, less allowances for loan losses and unamortized deferred loan fees. Net non-refundable fees (loan origination fees, commitment fees, discount points) and costs associated with lending activities are being deferred and subsequently amortized into income as an adjustment of yield on the related interest earning assets using the interest method. Interest income on contractual loans receivable is recognized on the accrual method. Unearned discount on property improvement and automobile loans is deferred and amortized on the interest method over the life of the loan.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of the underlying collateral and prevailing economic conditions. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information or events, it is probable that the Association will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. When a loan is impaired, the measurement of such impairment is based upon the fair value of the collateral of the loan. If the fair value of the collateral is less than the recorded investment in the loan, the Association will recognize the impairment by creating a valuation allowance with a corresponding charge against earnings.

An allowance is also established for uncollectible interest on loans classified as substandard. Substandard loans are those which are in excess of ninety days delinquent. The allowance is established by a charge to interest income equal to all interest previously accrued and income is subsequently recognized only to the extent that cash payments are received. When, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, the loan is returned to accrual status.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Association has entered into commitments to extend credit. Such financial instruments are recorded when they are funded.

Note 1. Summary of Accounting Policies (Continued)

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are carried at the lower of cost or current fair value minus estimated cost to sell as of the date of foreclosure. Cost is defined as the lower of the fair value of the property or the recorded investment in the loan. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell.

Premises and Equipment

Land is carried at cost. Buildings and equipment are carried at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company and its wholly-owned subsidiary file a consolidated Federal income tax return on a fiscal year basis. Each entity will pay its pro-rata share of income taxes in accordance with a written tax-sharing agreement.

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and gives current recognition to changes in tax rates and laws.

While the Association is exempt from Louisiana income tax, it is subject to the Louisiana Ad Valorem Tax, commonly referred to as the Louisiana Shares Tax, which is based on stockholders' equity and net income.

Earnings per Share

Earnings per share are computed based upon the weighted average number of common shares outstanding during the year.

Non-Direct Response Advertising

The Company expenses all advertising costs, except for direct-response advertising, as incurred. In the event the Company incurs expense for material direct-response advertising, it will be amortized over the estimated benefit period.

Note 1. Summary of Accounting Policies (Continued)

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the Consolidated Balance Sheets, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	2007	2006
	(In Thousands)	
Unrealized Holding Gains (Losses) on Available-for-Sale Securities	$ 751	$ (5,042)
Reclassification Adjustment for Gains Realized in Income	(334)	(148)
Net Unrealized Gains (Losses)	417	(5,190)
Tax Effect	(142)	1,765
Net-of-Tax Amount	$ 275	$ (3,425)

The components of accumulated other comprehensive income, included in Stockholders' Equity, are as follows:

	2007	2006
	(In Thousands)	
Net Unrealized Loss on Securities Available-for-Sale	$ (4,305)	$ (4,722)
Tax Effect	1,464	1,606
Net-of-Tax Amount	$ (2,841)	$ (3,116)

Note 1. Summary of Accounting Policies (Continued)

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments.* This Statement amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, to narrow the scope of exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principal cash flows. SFAS No. 155 also amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument. SFAS No. 155 is effective for all financial instruments acquired or issued following the start of an entity's first fiscal year beginning after September 15, 2006.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets.* This Statement amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. It requires additional disclosures and separate presentation in the balance sheet of the carrying amounts of servicing assets and servicing liabilities that an entity elects to subsequently measure at fair value. SFAS No. 156 is effective for all entities as of the beginning of its fiscal year that begins after September 15, 2006.

In June 2006, the FASB issued Interpretation Number (FIN) 48, *Accounting for Uncertainty in Income Taxes (as amended).* This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006.

Note 1. Summary of Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.

In September 2006, the FASB issued SFAS No. 158, *Postretirement Plans.* This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007.

Note 2. Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	June 30, 2007			
Securities Available-for-Sale	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
	(In Thousands)			
Debt Securities				
FHLMC Mortgage-Backed Certificates	$ 8,114	$ -	$ 499	$ 7,615
FNMA Mortgage-Backed Certificates	77,379	1	3,740	73,640
GNMA Mortgage-Backed Certificates	274	1	5	270
Total Debt Securities	85,767	2	4,244	81,525
Equity Securities				
231,234 Shares, AMF ARM Fund	2,290	-	63	2,227
Total Securities Available-for-Sale	$ 88,057	$ 2	$ 4,307	$ 83,752
Securities Held-to-Maturity				
	(In Thousands)			
Debt Securities				
GNMA Mortgage-Backed Certificates	$ 445	$ 11	$ -	$ 456
FNMA Mortgage-Backed Certificates	142	2	-	144
FHLMC Mortgage-Backed Certificates	42	1	-	43
Total Debt Securities	629	14	-	643
Equity Securities (Non-marketable)				
7,795 Shares - Federal Home Loan Bank	779	-	-	779
Total Securities Held-to-Maturity	$ 1,408	$ 14	$ -	$ 1,422

Note 2. Securities (Continued)

	June 30, 2006			
Securities Available-for-Sale	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
	(In Thousands)			
Debt Securities				
FHLB Note	$ 996	$ -	$ 6	$ 990
FNMA Note	996	-	11	985
FHLMC Mortgage-Backed Certificates	8,930	1	550	8,381
FNMA Mortgage-Backed Certificates	74,825	-	4,087	70,738
GNMA Mortgage-Backed Certificates	489	-	10	479
Total Debt Securities	86,236	1	4,664	81,573
Equity Securities				
219,780 Shares, AMF ARM Fund	2,180	-	59	2,121
Total Securities Available-for-Sale	$ 88,416	$ 1	$ 4,723	$ 83,694
Securities Held-to-Maturity				
	(In Thousands)			
Debt Securities				
GNMA Mortgage-Backed Certificates	$ 535	$ 14	$ -	$ 549
FNMA Mortgage-Backed Certificates	184	3	-	187
FHLMC Mortgage-Backed Certificates	57	1	1	57
Total Debt Securities	776	18	1	793
Equity Securities (Non-marketable)				
6,492 Shares - Federal Home Loan Bank	649	-	-	649
Total Securities Held-to-Maturity	$ 1,425	$ 18	$ 1	$ 1,442

Note 2. Securities (Continued)

The amortized cost and fair value of debt securities by contractual maturity at June 30, 2007 follows:

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Mortgage-Backed Securities	$ 85,767	$ 81,525	$ 629	$ 643

For the year ended June 30, 2007 and 2006, proceeds from the sale of securities available-for-sale amounted to $19.1 million and $3.4 million, respectively. Gross realized gains amounted to $168,000 and $52,000, respectively.

Information pertaining to securities with gross unrealized losses at June 30, 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less Than Twelve Months		Over Twelve Months	
Securities Available-for-Sale	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Debt Securities:				
Mortgage-Backed Securities	$ 539	$ 19,418	$ 3,705	$ 61,459
Marketable Equity Securities	-	-	63	2,227
Total Securities Available-for-Sale	$ 539	$ 19,418	$ 3,768	$ 63,686

Note 2. Securities (Continued)

The Company's investment in equity securities consists primarily of shares of an adjustable rate mortgage loan mutual fund. The unrealized losses associated with this fund were caused by interest rate increases, and the timing between when these rate increases took place compared to the resulting adjustment in rates in the underlying mortgage loans. Based on management's assessment of the financial condition of the Company, the Company has the ability and intent to hold these securities until a recovery of fair value occurs. Based on this assessment and because the decline in market value is attributable to changes in interest rates and not of credit quality, the Company does not consider these investments to be other-than-temporarily impaired at June 30, 2007.

The unrealized losses on the Company's investment in mortgage-backed securities were caused by interest rate increases. The contractual cash flows of these investments are guaranteed by agencies of the U.S. government. Accordingly, it is expected that these securities would not be settled at a price less than the amortized cost of the Company's investment. Because the decline in market value is attributable to changes in interest rates and not credit quality and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at June 30, 2007.

At June 30, 2007, securities with a carrying value of $1.2 million were pledged to secure public deposits.

Note 3. Loans Receivable

Loans receivable at June 30, 2007 and 2006, are summarized as follows:

	2007	2006
	(In Thousands)	
Mortgage Loans (Principally Conventional)		
Principal Balances		
Secured by One-to-Four Family Residences	$ 16,669	$ 13,721
Secured by Other Properties	3,650	3,164
Total Mortgage Loans	20,319	16,885
Consumer and Other Loans		
Principal Balances		
Equity and Second Mortgage	4,454	3,287
Loans on Savings Accounts	283	612
Equity Lines of Credit	427	374
Automobile Loans	57	44
Total Consumer and Other Loans	5,221	4,317
Total Loans	25,540	21,202
Less: Allowance for Loan Losses	(235)	(235)
Unamortized Loan Fees	(94)	(101)
Net Loans Receivable	$ 25,211	$ 20,866

An analysis of the allowance for loan losses follows:

	2007	2006
	(In Thousands)	
Balance - Beginning of Year	$ 235	$ 235
Provision for Loan Losses	1	-
Loan Charge-offs	(1)	-
Balance - End of Year	$ 235	$ 235

Note 3. Loans Receivable (Continued)

Fixed rate loans receivable as of June 30, 2007, are scheduled to mature and adjustable rate loans are scheduled to re-price as follows:

	Under One Year	One to Five Years	Six to Ten Years	Over Ten Years	Total
			(In Thousands)		
Loans Secured by One-to-Four Family Residential					
Fixed Rate	$ 15	$ 391	$ 763	$ 7,573	$ 8,742
Adjustable Rate	7,949	-	-	-	7,949
Other Loans Secured by Real Estate					
Fixed Rate	-	94	20	3,536	3,650
All Other Loans	1,127	663	1,151	2,258	5,199
	$ 9,091	$ 1,148	$ 1,934	$13,367	$ 25,540

As of June 30, 2007 and 2006, there was no recorded investment in loans that are considered impaired under SFAS Nos. 114 and 118. The Association has no commitments to loan additional funds to borrowers whose loans were previously in non-accrual status.

Note 4. Accrued Interest Receivable

Accrued interest receivable at June 30, 2007 and 2006, consisted of the following:

	2007	2006
	(In Thousands)	
Accrued Interest on:		
Mortgage Loans	**$ 105**	$ 82
Other Loans	**25**	18
Investments	**10**	23
Mortgage-Backed Securities	**359**	342
	$ 499	$ 465

Note 5. Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows:

	2007	2006
	(In Thousands)	
Land	**$ 727**	$ 727
Buildings	**1,132**	1,124
Equipment	**601**	600
	2,460	2,451
Accumulated Depreciation	**(1,537)**	(1,503)
	$ 923	$ 948

Depreciation expense charged against operations for the years ended June 30, 2007 and 2006, was $62,000 and $68,000, respectively.

The Association leases property for a branch facility. The lease, which expires November 30, 2008, requires monthly rental payments of $1,680. Future minimum rent commitments under this lease follows for the year ended June 30th:

2008	$ 20,160
2009	8,400
Total	$ 28,560

This lease provides for five ten-year option periods with rental adjustment provisions. Total rent expense for the years ended June 30, 2007 and 2006, amounted to $20,000 for each year, respectively.

Note 6. Deposits

Deposits at June 30, 2007 and 2006, are summarized as follows:

	Weighted Average Rate at 6/30/2007	2007 Amount	2007 Percent	2006 Amount	2006 Percent
		(Dollars in Thousands)			
Non-Interest Bearing	0.00%	$ 1,372	1.77 %	$ 828	1.16 %
NOW Accounts	0.15%	5,921	7.61	5,412	7.59
Money Market	0.40%	2,941	3.79	3,302	4.63
Passbook Savings	0.50%	4,473	5.76	4,756	6.67
		14,707	18.92	14,298	20.05
Certificates of Deposit	4.74%	63,003	81.07	56,981	79.95
Total Deposits		$ 77,710	100.00 %	$ 71,279	100.00 %

The composition of Certificates of Deposit accounts by interest rate is as follows:

	2007 Amount	2007 Percent	2006 Amount	2006 Percent
	(Dollars in Thousands)			
0.00% to 0.99%	$ 9	0.01 %	$ 245	0.43 %
1.00% to 1.99%	194	0.31	411	0.72
2.00% to 2.99%	1,543	2.45	9,911	17.39
3.00% to 3.99%	12,164	19.31	14,902	26.15
4.00% to 4.99%	18,388	29.19	28,230	49.54
5.00% to 5.99%	30,705	48.74	3,282	5.76
Total Deposits	$ 63,003	100.00 %	$ 56,981	100.00 %

Note 6. Deposits (Continued)

Maturities of Certificates of Deposit accounts at June 30, 2007, are scheduled as follows:

Year Ending June 30,	Amount	Percent	Weighted Average Rate
	(Dollars in Thousands)		
2008	$ 38,092	60.46 %	4.8%
2009	9,689	15.38	4.6%
2010	7,863	12.48	4.7%
2011	3,863	6.13	4.9%
2012	3,456	5.48	5.1%
Thereafter	40	0.07	3.0%
	$ 63,003	100.00 %	

Interest expense on deposits for the years ended June 30, 2007 and 2006, was as follows:

	2007	2006
	(In Thousands)	
NOW and Money Market	**$ 27**	$ 30
Passbook Savings	**23**	24
Certificates of Deposit	**2,710**	2,054
	$ 2,760	$ 2,108

At June 30, 2007, there were sixty-six deposit accounts with balances in excess of $100,000 with an aggregate value of $9.9 million. These accounts indicated uninsured deposits totaling $3.3 million.

Note 7. Advances from Federal Home Loan Bank of Dallas

Pursuant to collateral agreements with the Federal Home Loan Bank of Dallas (FHLB), advances are secured by a blanket floating lien on first mortgage loans. Total interest expense recognized amounted to $688,000 and $325,000 for fiscal 2007 and 2006, respectively.

Note 7. Advances from Federal Home Loan Bank of Dallas (Continued)

Advances at June 30, 2007 and 2006, consisted of the following:

	Advance Total	
	2007	2006
	(In Thousands)	
2.00% to 2.99%	**$ 916**	$ 2,159
3.00% to 3.99%	**1,016**	2,028
4.00% to 4.99%	**3,459**	4,230
5.00% to 5.99%	**6,977**	5,000
	$ 12,368	$ 13,417

Maturities of advances at June 30, 2007 are as follows for the year ended June 30th *(In Thousands):*

2008	$ 3,381
2009	2,217
2010	1,978
2011	1,875
2012	944
Thereafter	1,973
	$ 12,368

Note 8. Commitments

As described in Note 5, the Association leases property for a branch facility. In addition to this lease, the Association has an agreement with a third-party, which provides on-line data processing services. The agreement, which expires January 31, 2010, contains a minimum monthly service charge of $4,000. At the end of this term, the agreement will automatically continue for successive periods of five years unless terminated upon written notice given at least twelve months prior to the end of the present term. The future minimum commitments for the on-line processing services are as follows for the year ended June 30th *(In Thousands):*

2008	$ 48
2009	48
2010	28
Total	$ 124

Note 9. Federal Income Taxes

The Company and its subsidiary file consolidated federal income tax returns. The current provision for federal and state income taxes is calculated on pretax accounting income adjusted by items considered to be permanent differences between book and taxable income. Income tax expense for the year ending June 30, 2007 and 2006, is summarized as follows:

	2007	2006
	(In Thousands)	
Federal		
Current	$ 348	$ 344
Deferred (Benefit)	(21)	(18)
State		
Current	-	1
	$ 327	$ 327

The effective federal income tax rate for the years ended June 30, 2007 and 2006 was 33.94% and 33.93%, respectively. The provision for income tax differs from that expected by applying federal income tax rates to income before income taxes as a result of the following:

	2007	2006
	(In Thousands)	
Expected Tax Provision at a 34% Rate	$ 328	$ 327
Expected State Corporate Tax	-	1
Effect of Non-Taxable Income	(1)	(1)
Provision for Income Tax	$ 327	$ 327

At June 30, 2007 and 2006, temporary differences between the financial statement carrying amount and tax bases of assets that gave rise to deferred tax recognition were related to the effect of loan bad debt deduction differences for tax and book purposes and deferred stock option compensation. The deferred tax expense or benefit related to securities available-for-sale has no effect on the Association's income tax provision since it is charged or credited to the Association's other comprehensive income or loss equity component. The net deferred income tax asset consisted of the following components at June 30, 2007 and 2006:

Note 9. Federal Income Taxes (Continued)

	2007	2006
	(In Thousands)	
Deferred Tax Asset or Liability		
Stock Option Compensation	$ 39	$ 18
Loans Receivable - Bad Debt Loss Allowances	(27)	(27)
Securities Available-for-Sale Unrealized Loss	1,464	1,606
Total Deferred Tax Asset	$ 1,476	$ 1,597

In computing federal taxes on income under provisions of the Internal Revenue Code in years past, earnings appropriated by savings and loan associations to general reserves were deductible in arriving at taxable income if certain conditions were met. Association retained earnings appropriated to the federal insurance reserve at June 30, 2007 and 2006, amounted to $4.0 million. Included were appropriations of net income of prior years of $3.3 million, for which no provision for federal income taxes has been made. If this portion of the reserve is used for any purpose other than to absorb losses, a tax liability will be imposed upon the Association at the then current federal income tax rate.

Note 10. Other Non-Interest Income and Expense

Other non-interest income and expense amounts at June 30, 2007 and 2006, are summarized below:

	2007	2006
	(In Thousands)	
Other Non-Interest Income		
Service Fees on NOW Accounts	$ 19	$ 19
Late Charges	5	4
Commissions and Other	45	46
	$ 69	$ 69
Other Non-Interest Expense		
NOW Account Expense	$ 45	$ 38
Loan Expenses	4	5
Office Supplies	29	34
Telephone	32	34
Postage	17	18
Business Insurance and Bonds	34	35
Organization Dues and Publications	9	5
Charitable Contributions	3	4
Miscellaneous	38	46
Automobile Expense, Including Depreciation	21	21
Consulting Fees	28	30
Registration Fees	8	18
	$ 268	$ 288

Note 11. Retirement Plans

Effective November 15, 2004, the Association adopted the Home Federal Savings and Loan Association Employees' Savings and Profit Sharing Plan and Trust administered by the Pentegra Group. This plan complies with the requirements of Section 401(k) of the Internal Revenue Code. Those eligible for this defined contribution plan must have completed twelve months of full time service and attained age 21. Participating employees may make elective salary reduction contributions of up to $15,500 for 2007, of their eligible compensation. The Association will contribute a basic "safe harbor" contribution of 3% of participant plan salary and will match 50% of the first 6% of plan salary elective deferrals. The Association is also permitted to make discretionary contributions to be allocated to participant accounts. Pension cost, including administrative fees, attributable to the Association's 401(k) safe harbor plan for the years ended June 30, 2007 and 2006, was $57,000 and $63,000, respectively.

Note 12. Employee Stock Ownership Plan

During fiscal 2005, the Company instituted an employee stock ownership plan. The Home Federal Savings and Loan Association Employee Stock Ownership Plan (ESOP) enables all eligible employees of the Association to share in the growth of the Company through the acquisition of stock. Employees are generally eligible to participate in the ESOP after completion of one year of service and attaining the age of 21.

The ESOP purchased the statutory limit of eight percent of the shares sold in the initial public offering of the Company, excluding shares issued to Home Federal Mutual Holding Company of Louisiana (113,887 shares). This purchase was facilitated by a loan from the Company to the ESOP in the amount of $1.1 million. The loan is secured by a pledge of the ESOP shares. The shares pledged as collateral are reported as unearned ESOP shares in the Consolidated Balance Sheets. The corresponding note is being repaid in 80 quarterly debt service payments of $23,000 on the last business day of each quarter, beginning March 31, 2005, at the rate of 5.25%.

The Company may contribute to the ESOP, in the form of debt service, at the discretion of its board of directors. Cash dividends on the Company's stock shall be used to either repay the loan, be distributed to the participants in the ESOP, or retained in the ESOP and reinvested in Company stock. Shares are released for allocation to ESOP participants based on principal and interest payments of the note. Compensation expense is recognized based on the number of shares allocated to ESOP participants each year and the average market price of the stock for the current year. Released ESOP shares become outstanding for earnings per share computations.

As compensation expense is incurred, the Unearned ESOP Shares account is reduced based on the original cost of the stock. The difference between the cost and the average market price of shares released for allocation is applied to Additional Paid-In Capital. ESOP compensation expense for the years ended June 30, 2007 and 2006, was $59,000 and $57,000, respectively.

Note 12. Employee Stock Ownership Plan (Continued)

The ESOP shares as of June 30, 2007, are as follows:

Allocated Shares	11,389
Shares Released for Allocation	2,847
Unreleased Shares	99,651
Total ESOP Shares	113,887
Fair Value of Unreleased Shares *(In Thousands)*	$ 1,006
Stock Price at June 30, 2007	$ 10.10

Note 13. Recognition and Retention Plan

On August 10, 2005, the shareholders of the Company approved the establishment of the Home Federal Bancorp, Inc. of Louisiana 2005 Recognition and Retention Plan and Trust Agreement (the Recognition Plan) as an incentive to retain personnel of experience and ability in key positions. The aggregate number of shares of the Company's common stock subject to award under the Recognition Plan totaled 69,756. As shares are acquired for the Recognition Plan, the purchase price of these shares will be recorded as a contra equity account. As the shares are distributed, the contra equity account will be reduced.

Recognition Plan shares are earned by recipients at a rate of 20% of the aggregate number of shares covered by the Recognition Plan over five years. If the employment of an employee or service as a non-employee director is terminated prior to the fifth anniversary of the date of grant of Recognition Plan share award for any reason, the recipient shall forfeit the right to any shares subject to the award that have not been earned.

The cost associated with the Recognition Plan is based on a share price of $9.85, which represents the market price of the Company's stock on the date on which the Recognition Plan shares were granted. The cost is being recognized over five years. Compensation expense pertaining to the Recognition Plan was $134,000 and $122,000 for the years ended June 30, 2007 and 2006, respectively.

Note 13. Recognition and Retention Plan (Continued)

A summary of the changes in restricted stock follows:

	Unawarded Shares		Awarded Shares	
	2007	2006	**2007**	2006
Balance - Beginning of Year	**-**	-	**69,756**	-
Purchased by Plan	**-**	69,756	**-**	-
Granted	**-**	(69,756)	**-**	69,756
Forfeited	**1,490**	-	**(1,490)**	-
Earned and Issued	**-**	-	**(13,661)**	-
Balance - End of Year	**1,490**	-	**54,605**	69,756

Note 14. Stock Option Plan

On August 10, 2005, the shareholders of the Company approved the establishment of the Home Federal Bancorp, Inc. of Louisiana 2005 Stock Option Plan (the Option Plan) for the benefit of directors, officers, and other key employees. The aggregate number of shares of common stock reserved for issuance under the Option Plan totaled 174,389. Both incentive stock options and non-qualified stock options may be granted under the plan.

On August 18, 2005, the Company granted 174,389 options to directors and key employees. Under the Option Plan, the exercise price of each option cannot be less than the fair market value of the underlying common stock as of the date of the option grant, which was $9.85, and the maximum term is ten years. Incentive stock options and non-qualified stock options granted under the Option Plan become vested and exercisable at a rate of 20% per year over five years, commencing one year from the date of the grant, with an additional 20% vesting on each successive anniversary of the date the option was granted. The exercise price of the options is equal to the market price of the Company's stock on the date of grant.

Note 14. Stock Option Plan (Continued)

Following is a summary of the status of the Option Plan during the fiscal year ended June 30, 2007:

	Number of Shares	Weighted Average Exercise Price
Outstanding at July 1, 2006	174,389	$ 9.85
Granted	-	-
Exercised	-	-
Forfeited	(3,532)	9.85
Outstanding at June 30, 2007	170,857	$ 9.85
Options Exercisable at June 30, 2007	34,179	$ 9.85
Outstanding at July 1, 2005	-	$ -
Granted	174,389	9.85
Exercised	-	-
Forfeited	-	-
Outstanding at June 30, 2006	174,389	$ 9.85
Options Exercisable at June 30, 2006	-	$ -
Weighted Average Fair Value of Options Granted During the Year	$ 1.80	

The fair value of each option granted is estimated on the grant date using the Black-Scholes model. The following assumptions were made in estimating fair value:

Dividend Yield	2.0%
Expected Term	10 Years
Risk-free Interest Rate	4.13%
Expected Life	10 Years
Expected Volatility	8.59%

Compensation cost charged to operations was $62,000 in 2007 and $54,000 in 2006, respectively. The income tax benefit realized from the Option Plan was $21,000 in 2007 and $18,000 in 2006, respectively.

Note 14. Stock Option Plan (Continued)

Following is a summary of the status of options outstanding at June 30, 2007 under the Option Plan:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 9.85	170,857	8.13 Years	$ 9.85	34,179	$ 9.85

Note 15. Off-Balance Sheet Activities

Credit Related Financial Instruments

The Association is a party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets.

The Association's exposure to credit loss in the event of non-performance by the other party to loan commitments is represented by the contractual amount of the commitment.

The Association follows the same credit policies in making commitments as it does for on-balance sheet instruments.

At June 30, 2007 and 2006, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount	
	2007	2006
	(In Thousands)	
Commitments to Grant Loans	**$ 2,132**	$ -
Unfunded Commitments Under Lines of Credit	**1,325**	285

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

Note 15. Off-Balance Sheet Activities (Continued)

Cash Deposits
At various times during the year, the Company maintains cash balances in financial institutions that are in excess of amounts insured by an agency of the federal government.

Regional Credit Concentration
A substantial portion of the Association's lending activity is with customers located within a 100 mile radius of the Shreveport, Louisiana metropolitan area, which includes areas of northwest Louisiana, northeast Texas and southwest Arkansas. Although concentrated within the region, the Association has a diversified loan portfolio, which should preclude the Association from being dependent upon the well being of any particular economic sector to ensure collectibility of any significant portion of its debtors' loan contracts.

Other Credit Concentrations
The Association has purchased, with recourse, a significant number of loans from third-party mortgage originators. These loans are serviced by these entities. At June 30, 2007 and 2006, the balance of the loans outstanding being serviced by these entities was $7.9 million and $3.0 million, respectively.

Interest Rate Floors and Caps
The Association writes interest rate floors and caps into its variable rate mortgage loan contracts and loan servicing agreements in an attempt to manage its interest rate exposure. Such floors and caps enable customers to transfer, modify, or reduce their interest rate risk, which, in turn, creates an off-balance sheet market risk to the Association. At June 30, 2007, the Association's loan portfolio contained approximately $7.8 million of loans in which the loan contracts or servicing agreements possessed interest rate floors and caps. Of this amount, $7.7 million consisted of purchased loans, which were originated by third-party mortgage originators.

Note 16. Related Party Events

In the ordinary course of business, the Association makes loans to its directors and officers. These loans are made on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and do not involve more than normal credit risk or present other unfavorable features.

Note 16. Related Party Events (Continued)

An analysis of the activity in loans made to such borrowers (both direct and indirect), including lines of credit, is summarized as follows for the years ended June 30th:

	2007	2006
	(In Thousands)	
Balance - Beginning of Year	$ 300	$ 159
Additions	-	175
Principal Payments	(34)	(34)
Balance - End of Year	**$ 266**	$ 300

Deposits from related parties held by the Association at June 30, 2007 and 2006, amounted to $1.5 million and $734,000, respectively.

Note 17. Regulatory Matters

The Association is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly other discretionary actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital requirements that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Association is required to maintain minimum capital ratios under OTS regulatory guidelines in order to ensure capital adequacy. Management believes, as of June 30, 2007 and 2006, that the Association met all OTS capital adequacy requirements to which it is subject.

As of June 30, 2007, the most recent notification from the OTS categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Association must maintain minimum capital ratios, which are different than those required to meet OTS capital adequacy requirements. There are no conditions or events since that notification that management believes may have changed the Association's category. The Association was also classified as well capitalized at June 30, 2006.

Note 17. Regulatory Matters

The Association's actual and required capital amounts and ratios for OTS regulatory capital adequacy purposes are presented below as of June 30, 2007 and 2006.

		Actual		Required for Capital Adequacy Purposes	
		Amount	Ratio	Amount	Ratio
			(In Thousands)		
June 30, 2007					
Core Capital	(1)	$ 27,724	22.79%	$ 3,649	3.00%
Tangible Capital	(1)	27,724	22.79%	1,825	1.50%
Total Risk-Based Capital	(2)	27,959	80.63%	2,774	8.00%
June 30, 2006					
Core Capital	(1)	$ 27,029	23.48%	$ 3,453	3.00%
Tangible Capital	(1)	27,029	23.48%	1,726	1.50%
Total Risk-Based Capital	(2)	27,264	87.78%	2,486	8.00%

The Association's actual and required capital amounts and ratios to be well capitalized under prompt corrective action provisions are presented below as of June 30, 2007 and 2006.

		Actual		Required to be Well Capitalized	
		Amount	Ratio	Amount	Ratio
			(In Thousands)		
June 30, 2007					
Tier 1 Leverage Capital	(1)	$ 27,724	22.79%	$ 6,082	5.00%
Tier 1 Risk-Based Capital	(2)	27,724	79.95%	2,081	6.00%
Total Risk-Based Capital	(2)	27,959	80.63%	3,468	10.00%
June 30, 2006					
Tier 1 Leverage Capital	(1)	$ 27,029	23.48%	$ 5,755	5.00%
Tier 1 Risk-Based Capital	(2)	27,029	87.00%	1,864	6.00%
Total Risk-Based Capital	(2)	27,264	87.78%	3,107	10.00%

(1) Amounts and Ratios to Adjusted Total Assets
(2) Amounts and Ratios to Total Risk-Weighted Assets

Note 18. Restrictions on Dividends

Federal and state banking regulations place certain restrictions on dividends paid by the Association to the Company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Association.

Note 19. Fair Value of Financial Instruments

The Company has adopted SFAS No. 107 issued by the Financial Accounting Standards Board which requires disclosure of the fair value of all financial instruments for which it is practical to estimate fair value.

The following methods and assumptions were used by the Association in estimating fair values of financial instruments:

Cash and Cash Equivalents
The carrying amount approximates the fair value of cash and cash equivalents.

Securities to be Held-to-Maturity and Available-for-Sale
Fair values for investment securities, including mortgage-backed securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of restricted or non-marketable equity securities approximate their fair values. The carrying amount of accrued investment income approximates its fair value.

Mortgage Loans Held-for-Sale
Because these loans are normally disposed of within ninety days of origination, their carrying value closely approximates the fair value of such loans.

Loans Receivable
For variable-rate loans that re-price frequently and with no significant changes in credit risk, fair value approximates the carrying value. Fair values for other loans are estimated using the discounted value of expected future cash flows. Interest rates used are those being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest receivable approximates its fair value.

Deposit Liabilities
The fair values for demand deposit accounts are, by definition, equal to the amount payable on demand at the reporting date, that is, their carrying amounts. Fair values for other deposit accounts are estimated using the discounted value of expected future cash flows. The discount rate is estimated using the rates of currently offered for deposits of similar maturities.

Advances from Federal Home Loan Bank
The carrying amount of short-term borrowings approximates their fair value. The fair value of long-term debt is estimated using discounted cash flow analyses based on current incremental borrowing rates for similar borrowing arrangements.

Note 19. Fair Value of Financial Instruments (Continued)

Accrued Interest Payable
The carrying amount of accrued interest payable on deposits and borrowings approximates the fair value.

Off-Balance Sheet Credit-Related Instruments
Fair values for outstanding mortgage loan commitments to lend are based on fees currently charged to enter into similar agreements, taking into account the remaining term of the agreements, customer credit quality, and changes in lending rates. The fair value of interest rate floors and caps contained in some loan servicing agreements and variable rate mortgage loan contracts are considered immaterial within the context of fair value disclosure requirements. Accordingly, no fair value estimate is provided for these instruments.

At June 30, 2007 and 2006, the carrying amount and estimated fair values of the Association's financial instruments were as follows:

	2007		2006	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In Thousands)		(In Thousands)	
Financial Assets				
Cash and Cash Equivalents	$ 3,972	$ 3,972	$ 4,930	$ 4,930
Securities Available-for-Sale	83,752	83,752	83,694	83,694
Securities to be Held-to-Maturity	1,408	1,422	1,425	1,442
Loans Held-for-Sale	1,478	1,478	-	-
Loans Receivable	25,211	27,035	20,866	21,420
Accrued Interest Receivable	499	499	465	465
Financial Liabilities				
Deposits	77,710	77,562	71,279	70,475
Accrued Interest Payable	119	119	110	110
Advances from Borrowers	196	196	219	219
Advances from FHLB	12,368	11,945	13,417	12,744
Off-Balance Sheet Liabilities				
Mortgage Loan Commitments	-	21	-	-

The estimated fair values presented above could be materially different than net realizable value and are only indicative of the individual financial instrument's fair value. Accordingly, these estimates should not be considered an indication of the fair value of the Association taken as a whole.

Note 20. Plan of Reorganization and Stock Issuance

As disclosed in Note 1, on January 18, 2005, Home Federal Savings and Loan Association completed its reorganization to the mutual holding company form of organization and formed Home Federal Bancorp, Inc. of Louisiana to serve as the stock holding company for the Association. In connection with the reorganization, the Company sold 1,423,583 shares of its common stock at $10.00 per share, and issued 2,135,375 shares to Home Federal Mutual Holding Company of Louisiana (the Mutual Holding Company). The Company's ESOP purchased 113,887 shares, financed by a loan from the Company. The net proceeds from the sale of this stock were approximately $12,266,000, and the cost associated with the stock conversion was approximately $730,000.

Following the completion of the reorganization, all depositors who had membership or liquidation rights with respect to the Association as of the effective date of the reorganization continue to have such rights solely with respect to the Mutual Holding Company so long as they continue to hold deposit accounts with the Association. In addition, all persons who became depositors of the Association subsequent to the reorganization will have such membership and liquidation rights with respect to the Mutual Holding Company. Borrower members of the Association at the time of the reorganization have the same membership rights in the Mutual Holding Company that they had in the Association immediately prior to the reorganization so long as their existing borrowings remain outstanding.

Note 21. Earnings Per Common Share

The following table presents the components of average outstanding common shares for the years ended June 30, 2007 and 2006:

	2007	2006
Average Common Shares Issued	**3,558,958**	3,558,958
Average Treasury Shares Held	**(57,721)**	(1,715)
Average Unearned ESOP Shares	**(103,217)**	(109,245)
Average Unearned RRP Trust Shares	**(57,892)**	(49,868)
Weighted Average Number of Common Shares Used in Basic EPS	**3,340,128**	3,398,130
Effect of Dilutive Securities Stock Options	**7,378**	3,379
Weighted Average Number of Common Shares and Dilutive Potential Common Shares Used in Dilutive EPS	**3,347,506**	3,401,509

Note 22. Parent Company Financial Statements

Financial information pertaining only to Home Federal Bancorp, Inc. of Louisiana as of June 30, 2007 and 2006, is as follows:

HOME FEDERAL BANCORP, INC. OF LOUISIANA
Condensed Balance Sheet
June 30, 2007 and 2006

	2007	2006
	(In Thousands)	
Assets		
Cash and Cash Equivalents	**$ 2,470**	$ 2,294
Investments - Available-for-Sale, at Fair Value	**-**	1,975
Investment in Subsidiary	**25,155**	24,196
Other Assets	**187**	74
Total Assets	**$ 27,812**	$ 28,539
Liabilities and Stockholders' Equity		
Other Liabilities	**$ -**	$ -
Stockholders' Equity	**27,812**	28,539
Total Liabilities and Stockholders' Equity	**$ 27,812**	$ 28,539

Note 22. Parent Company Financial Statements (Continued)

HOME FEDERAL BANCORP, INC. OF LOUISIANA
Condensed Statement of Income
Years Ended June 30, 2007 and 2006

	2007	2006
	(In Thousands)	
Equity in Undistributed Earnings of Subsidiary	$ 695	$ 698
Interest Income	94	133
Total Income	789	831
Total Expenses	182	230
Income Before Income Taxes	607	601
Income Tax (Benefit)	(30)	(33)
Net Income	$ 637	$ 634

Note 22. Parent Company Financial Statements (Continued)

HOME FEDERAL BANCORP, INC. OF LOUISIANA
Condensed Statement of Cash Flows
Years Ended June 30, 2007 and 2006

	2007	2006
	(In Thousands)	
Operating Activities		
Net Income	$ 637	$ 634
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities		
Equity in Undistributed Earnings of Subsidiary	(695)	(698)
(Increase) Decrease in Other Assets	(135)	14
Decrease in Other Liabilities	-	(44)
Net Amortization and Accretion on Investments	8	(16)
Net Cash Used in Operating Activities	(185)	(110)
Investing Activities		
Proceeds from Investment Maturities	2,000	-
Net Cash Provided by Investing Activities	2,000	-
Financing Activities		
Paid-In Capital	258	111
Purchase of Treasury Stock and Recognition and Retention Plan Stock	(1,560)	(899)
Dividends Paid	(337)	(313)
Net Cash Used in Financing Activities	(1,639)	(1,101)
Increase (Decrease) in Cash and Cash Equivalents	176	(1,211)
Cash and Cash Equivalents, Beginning of Year	2,294	3,505
Cash and Cash Equivalents, End of Year	$ 2,470	$ 2,294

MARKET PRICE OF HOME FEDERAL BANCORP, INC. COMMON SHARES AND RELATED SHAREHOLDER MATTERS

Home Federal Bancorp's common shares have been listed on the Over the Counter Bulletin Board ("OTCBB") since January 2005, under the symbol "HFBL." Presented below are the high and low sales prices for Home Federal Bancorp's common shares for the quarters ended September 30, 2005 through June 30, 2007 and dividends paid for the periods presented. Such prices do not include retail financial markups, markdowns or commissions. Information relating to prices has been obtained from the OTCBB.

Quarter ended:	High	Low	Cash dividends per share
Fiscal 2007			
June 30, 2007	$10.60	$10.10	$0.06
March 31, 2007	10.35	10.25	0.06
December 31, 2006	10.48	10.00	0.06
September 30, 2006	10.50	10.10	0.06
Fiscal 2006			
June 30, 2006	$10.45	$10.05	$0.06
March 31, 2006	10.25	9.80	0.06
December 31, 2005	9.90	9.45	0.05
September 30, 2005	9.85	9.35	0.05

As of September 26, 2007, Home Federal Bancorp had 3,383,287 common shares outstanding held of record by 163 shareholders. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.

Shareholders needing assistance with stock records, transfers or lost certificates, please contact Home Federal Bancorp, Inc.'s transfer agent, Registrar and Transfer Company.

Transfer Agent/Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948
www.rtco.com

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Daniel R. Herndon
Chairman of the Board, President and Chief Executive Officer

Clyde D. Patterson
Director. Executive Vice President

David A. Herndon III
Director. Currently retired

Woodus K. Humphrey
Director. Insurance executive, Woodus Humphrey Insurance, Inc., Shreveport, Louisiana

Walter T. Colquitt III
Director. Dentist, Shreveport, Louisiana

Scott D. Lawrence
Director. President of Southwestern Wholesale, Shreveport, Louisiana

Amos L. Wedgeworth Jr.
Director. Currently retired

Sidney D. York
Director. Currently retired

Henry M. Hearne
Director. Self employed in the fields of investments and farming

Executive Officer

DeNell W. Mitchell
Vice President and Senior Lending Officer

BANKING LOCATIONS

Main Office

624 Market Street
Shreveport, Louisiana

Branch Offices

6363 Youree Drive
Shreveport, Louisiana

8990 Mansfield Road
Shreveport, Louisiana

HOME FEDERAL
BANCORP, INC. OF LOUISIANA

END